Exhibit 11

RightCHOICE Managed Care, Inc.
Computation of (Loss) Earnings per Share of Common Stock (1)
(Dollars and shares in thousands, except per share amounts)

                                    Three months ended   Nine months ended
                                       September 30,        September 30,
                                      1997      1996       1997      1996
              PRIMARY

NET (LOSS) EARNINGS (applicable
to common stockholders)           ($22,756)  ($7,856)  ($18,873)   $1,653

Weighted average number of
common shares outstanding           18,672    18,677     18,673    18,679

Additional equivalent shares
issuable from assumed exercise
of common stock options                 24        16         43        38

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING           18,696    18,693     18,716    18,717

NET (LOSS) EARNINGS
PER COMMON SHARE                    ($1.22)   ($0.42)    ($1.01)    $0.09


             FULLY DILUTED (2)

NET (LOSS) EARNINGS (applicable)
to common stockholders)           ($22,756)  ($7,856)  ($18,873)   $1,653

Weighted average number of
common shares outstanding           18,672    18,677     18,673    18,679

Additional equivalent shares
issuable from assumed exercise
of common stock options                  0        17          0        17

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING           18,672    18,694     18,673    18,696

NET (LOSS) EARNINGS
PER COMMON SHARE                    ($1.22)   ($0.42)    ($1.01)    $0.09

(1) As discussed in Footnote 4 to the Consolidated Financial Statements, the company is required to implement a new methodology for determining earnings per share in the fourth quarter of 1997. The impact of this methodology is not expected to be material.

(2) This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.